Eugene Trowbridge, CCIM

Partner

__________________

Jillian Sidoti, CCIM

Partner

__________________

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

__________________

Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

January 23, 2019

Via EDGAR

Re: Mythic Collection, LLC (the “Company”)

Offering Statement on Form 1-A

Post Qualification Amendment 1

Filed December 20, 2019

File No. 024-10983

To whom it may concern:

Please see the following responses to your comment letter dated January 10, 2020.

SEC Comment:

Form 1-A Post Qualification Amendment 1 filed December 20, 2019 Our Platform is Highly Technical..., page 14

1. We note that you are considering using the Mythic Markets Platform to provide investors with a method to conduct secondary sales of their interests. In this regard, we note your disclosure where you state that “[t]here can be no guarantee that any liquidity mechanism for secondary sales of Interests will develop on our Platform in the manner described, that registered broker-dealers will desire to facilitate liquidity in the Interests for a level of fees that would be acceptable to Investors or at all, that such Trading Periods (as defined below) will occur with high frequency if at all, that a market-clearing price (e.g., a price at which there is overlap between bid and ask prices) will be established during any Trading Period or that any buy or sell orders will be filled.” In an appropriate place in your Offering Circular, please revise your disclosure to explain in greater detail how and when such method of resale will be available to investors, by disclosing the following:

•	Generally elaborate upon the liquidity mechanism you intend to utilize;

•	Define the “Trading Periods” you reference to address whether investors will be able to buy or sell at at any time or if there will be trade windows and how the trade windows are determined;

•	Explain under what circumstances the Manager may sell its Interests, so that investors can appreciate why your Manager might liquidate its Interests; and,

•	Elaborate upon how the market-clearing price of such sales/purchases will be determined.

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Securities Exchange Commission

Mythic Markets, LLC

January 23, 2019

Company Response:

Since these details have not yet been decided and our platform for potential investors has not been fully developed, we have removed this paragraph eliminating the term “Trading Periods.”

Currently, the Manager has no intention of liquidating any Interests in any Series. It is expected that in the event, at some time in the future, the Manager will be subject to a stringent lock-up period.

Please also see our answer to comment #2 below.

SEC Comment:

Also, please reconcile this disclosure with your disclosure on page 14, where you state that “the Manager does not currently intend to take any action which might provide liquidity or facilitate the resale of Interests held by Investors.”

Company Response:

We have amended this sentence to clarify as follows:

Thus, the Manager does not currently intend to take any action which might provide liquidity or facilitate the resale of Interests held by Investors by selling its own Interests.

SEC Comment:

Potential future brokerage activity., page 22

2. We note that either the Manager or one of its affiliates may become a broker-dealer in order to create a resale market on the Mythic Markets Platform. Revise to clarify if either the Manager or one of its affiliates will create a resale market on the Platform even if they do not register as a broker-dealer and, if not, tell us why registration as a broker-dealer is not required. If you intend to utilize a broker-dealer other than the Manager or an affiliate of the Manager or until the Manager or an affiliate of the Manager has registered as a broker-dealer, please revise to acknowledge as much. Please also give your analysis of the applicability of Exchange Act Rule 3b-16 or Regulation ATS to the activities contemplated by the proposed trading market.

Company Response:

The Company intends to utilize a broker-dealer other than the Manager or an affiliate of the Manager or until the Manager or an affiliate of the Manager has registered as a broker-dealer unless it finds that it is otherwise not necessary.

It is anticipated that the Company will engage a third party to act as an Alternative Trading System (ATS) for the benefit of the Company’s trading platform, whenever it is developed. An alternative trading system may choose to be regulated either as exchanges or as broker-dealers. Rule 3a1-1 exempts most alternative trading systems from the definition of “exchange,” and therefore the requirement to register as an exchange, if they comply with Regulation ATS.

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Securities Exchange Commission

Mythic Markets, LLC

January 23, 2019

SEC Comment:

General

3. We note your disclosure on page ii that your “Broker does not and will not solicit purchases of Interests or make any recommendations regarding the Interests to prospective investors” and yet on page 38, you state that your “Broker will identify individuals and/or institutions that it wishes to solicit on behalf of [y]our company in connection with each offering” and the Solicitation Agreement, filed as exhibit 6.6, seems to explicitly allow for, if not obligate, your Broker to solicit investors. Please revise to reconcile these disclosures and, if your Broker has solicited or intends to solicit investors, please identify it as an underwriter or tell us why you do not believe such identification is necessary.

Company Response:

North Capital is not, and does not intend, to solicit investors on behalf of the Company. They are providing brokerage services through their platform and other duties related to facilitating sales to potential investors, however, they will not actively solicit investors. This is the responsibility of the Company. To this end, page 38 has been amended to read:

North Capital Private Securities Corporation is acting as our executing broker in connection with the sale of our interests pursuant to an amended and restated solicitation agreement, or the Solicitation Agreement. It is understood that the Broker does not and will not solicit purchases of Interests or make any recommendations regarding the Interests to prospective investors. The Company will be responsible to for marketing the Interests and will refer potential investors to the Mythic Markets Platform, which is powered by certain platform technology that our manager has licensed from the Broker. There, potential investors will be able to review this offering circular and all subscription documents and purchase securities in each offering. The Broker will have access to the subscription information provided by potential investors and will serve as broker of record for each offering by processing transactions by potential investors through the platform technology and providing investor qualification services (e.g. Know Your Customer and Anti Money Laundering checks). The Broker will not actively market or solicit for investors on behalf of the Company or its Series.

Thank you for your attention.

Sincerely,

/s/ Jillian Ivey Sidoti, Esq.

Securities Counsel

Cc: Client

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

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